Sonic Foundry Announces Fiscal 2016 First Quarter Financial Results

MADISON, Wis. - February 11, 2016 - Sonic Foundry, Inc. (NASDAQ: SOFO), the trusted leader for video creation and management solutions, today announced consolidated financial results for its fiscal 2016 first quarter ended December 31, 2015.

Fiscal 2016 First Quarter Highlights

•	Billings grew 12% to $8.6 million, compared to $7.7 million in the first quarter of 2015, led by a 55% increase in billings from markets outside of North America

•	Revenue of $9.1 million represented an increase of 4% over $8.7 million in the first quarter of 2015

•	Gross margin increased to $6.4 million, or 70% of sales compared to $6.1 million, or 69% of sales for the first quarter of 2015

•	Net loss of $1.2 million or $(0.28) per basic share compared to a net loss of $1.0 million or $(0.24) per basic share in the first quarter of 2015

•	Adjusted EBITDA loss of $(182) thousand was in-line with adjusted EBITDA loss of $(181) thousand in the first quarter of 2015

•	The company finished the quarter with cash of $2.7 million, compared to $2.0 million as of September 30, 2015, and had an additional $1.4 million available on its line of credit at December 31, 2015

•	Unearned revenue from services and products increased $3.2 million, or 36% to $12.2 million as of the end of the first quarter 2016, compared to $9.0 million for the same period last year

Fiscal 2016 First Quarter Review
Fiscal first quarter billings outside North America were 55 percent higher than the same period last year; and international products and services billings accounted for 49 percent of Sonic Foundry’s consolidated product and services billings, compared to 39 percent in the first quarter 2015. The strength in international billings growth was primarily a result of increased distribution activity in China, and in strong demand in Japan driven in part by initiatives in the pharmaceuticals industry. Billings were further impacted by growth in licensing of software products, particularly in China.

The company had $12.2 million in unearned revenue, of which $3.8 million is expected to be recorded as revenue in the second quarter of fiscal 2016. Additionally there was a single international transaction of $2.1 million which was billed in September 2015, but did not meet the criteria for revenue recognition as of December 31, 2015. The company expects to record this revenue in the second quarter or soon thereafter. The remaining unearned revenue is a result of increased billings for services, which are recognized as revenues over the life of the respective contract terms. Consolidated gross margin of 70%, one percentage point ahead of the same period last year, was led by greater software sales and efficiencies in our events business. The company reported a net loss of $1.2 million for the quarter and Adjusted EBITDA loss of $182,000, essentially flat year over year.

“We are pleased with the company’s acceleration in billings during the first quarter, which was driven by improved international execution and our uncontested market leadership in higher education. We continue to see a rising demand for enterprise video solutions, as customers around the world invest in Mediasite to power their strategic video communications initiatives, connect global workforces and drive organizational efficiencies,” said Gary Weis, CEO of Sonic Foundry. “As the year progresses we will continue pipeline-building activities and making focused, strategic investments to address the unique video challenges of the enterprise, including solutions like Mediasite Join to maximize employee collaboration in the videoconferencing space; and Mediasite Edge which will ensure seamless inside-the-firewall video distribution. We believe these investments will yield an increase in revenue, particularly in corporate, and ultimately increase shareholder value.”

Outlook
The company is reiterating the fiscal 2016 guidance of billings of between $42 and $45 million, adjusted EBITDA of between $3.5 and $4.5 million and bottom line results of between breakeven and $1.0 million.

Non-GAAP Financial Information
To supplement and enhance the reader’s understanding of our operating performance and our ability to satisfy lender requirements, we disclose adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (adjusted EBITDA), a non-GAAP measure of operating performance. Our adjusted EBITDA measure additionally includes stock compensation expense from the SEC definition of EBITDA. As such, our adjusted EBITDA may not be comparable to similarly titled measures reported by other companies, and should not be viewed as an alternative to net income as a measurement of our operating performance. Our credit agreement contains a minimum EBITDA calculation based, in part, on adjusted EBITDA since this measure is representative of adjusted income available for debt and interest payments. A reconciliation of net loss to adjusted

EBITDA for the quarters ended December 31, 2015 and 2014 are included in the release. The company is unable to provide a reconciliation of projected EBITDA to projected net income due to the unknown effect, timing and potential significance of certain income statement items.

Webcast
Sonic Foundry will host a corporate webcast today, February 11th, for analysts and investors to discuss its fiscal 2016 first quarter results at 3:30 p.m. CT / 4:30 p.m. ET. It will use its patented rich media communications system, Mediasite, to webcast the presentation for both live and on-demand viewing. To access the presentation, register at www.sonicfoundry.com/earnings. Management will be taking questions live via the comment feature of the Mediasite player. An archive of the webcast will be available for 90 days.

About Sonic Foundry®, Inc.
Sonic Foundry (NASDAQ: SOFO) is the trusted global leader for video capture, management and webcasting solutions in education, business and government. The patented Mediasite Enterprise Video Platform transforms communications, training, education and events for more than 3,800 customers in over 65 countries. Sonic Foundry is a leader in Aragon Research’s Globe for Video Content Management, Frost & Sullivan’s lecture capture leader for seven consecutive years, a leader in Forrester’s Enterprise Video Platforms and Webcasting Wave and a challenger in Gartner’s Magic Quadrant for enterprise video content management.

© 2016 Sonic Foundry, Inc. Product and service names mentioned herein are the trademarks of Sonic Foundry, Inc. or their respective owners.

This news release contains forward-looking statements about the products and services of Sonic Foundry within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward looking statements include statements about our products and services, our customer base, strategic investments, new partnerships, our future operating results and any statements we make about the company’s future.  These types of statements address matters that are subject to many risks and uncertainties. Actual results could differ materially from the forward-looking guidance we provide.  Any forward-looking statements should be considered in context of the risk factors disclosed in our periodic forms 10Q, 10K and other filings with the SEC.  These filings can be accessed on-line at www.sec.gov and other websites or can be obtained from the company’s investor relations department.  All of the information and disclosures we make in this news release regarding our business, including any forward looking guidance, are as of the date given and we assume no obligation to update or change this information, regardless of subsequent events.

Contacts:

Media:
Tammy Jackson
Director of Communications
Sonic Foundry
608.770.9052
tammy@sonicfoundry.com

Investor:
Peter Seltzberg, Managing Director
Darrow Associates, Inc.
1951 Lowell Lane
Merrick, NY 11566
516-419-9915
pseltzberg@darrowir.com
www.darrowir.com

Sonic Foundry, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except for share data)
(Unaudited)

	December 31, 2015	September 30, 2015
Assets
Current assets:
Cash and cash equivalents	$2,666	$1,976
Accounts receivable, net of allowances of $100 and $150	9,257	12,659
Inventories	2,535	2,385
Prepaid expenses and other current assets	833	927
Total current assets	15,291	17,947
Property and equipment:
Leasehold improvements	915	904
Computer equipment	6,098	5,852
Furniture and fixtures	950	837
Total property and equipment	7,963	7,593
Less accumulated depreciation and amortization	5,231	4,785
Property and equipment, net	2,732	2,808
Other assets:
Goodwill	10,817	10,853
Customer relationships, net of amortization of $524 and $457	1,796	1,872
Software development costs, net of amortization of $474 and $429	59	104
Product rights, net of amortization of $195 and $164	477	508
Other intangibles, net of amortization of $207 and $190	104	112
Other long-term assets	608	599
Total assets	$31,884	$34,803
Liabilities and stockholders’ equity
Current liabilities:
Revolving line of credit	$1,716	$1,818
Accounts payable	1,072	2,026
Accrued liabilities	1,105	1,666
Unearned revenue	10,964	11,359
Current portion of capital lease and financing arrangements	272	211
Current portion of notes payable, net of discounts	1,583	1,299
Current portion of subordinated note payable	90	186
Total current liabilities	16,802	18,565
Long-term portion of unearned revenue	1,191	1,325
Long-term portion of capital lease and financing arrangements	277	196
Long-term portion of notes payable and warrant debt, net of discounts	2,033	2,080
Long-term portion of subordinated note payable	—	92
Derivative liability, at fair value	63	109
Other liabilities	289	311
Deferred tax liability	4,353	4,322
Total liabilities	25,008	27,000
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par value, authorized 500,000 shares; none issued	—	—
5% preferred stock, Series B, voting, cumulative, convertible, $.01 par value (liquidation preference at par), authorized 1,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 10,000,000 shares; 4,376,456 shares issued and 4,363,740 shares outstanding, respectively	44	44
Additional paid-in capital	196,307	195,973
Accumulated deficit	(188,104)	(186,897)
Accumulated other comprehensive loss	(1,176)	(1,122)
Receivable for common stock issued	(26)	(26)
Treasury stock, at cost, 12,716 shares	(169)	(169)
Total stockholders’ equity	6,876	7,803
Total liabilities and stockholders’ equity	$31,884	$34,803

Sonic Foundry, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except for share and per share data)
(Unaudited)

	Three Months Ended December 31,
	2015	2014
Revenue:
Product	$3,791	$3,374
Services	5,199	5,244
Other	101	123
Total revenue	9,091	8,741
Cost of revenue:
Product	1,865	1,536
Services	846	1,135
Total cost of revenue	2,711	2,671
Gross margin	6,380	6,070
Operating expenses:
Selling and marketing	4,412	4,394
General and administrative	1,471	1,370
Product development	1,614	1,533
Total operating expenses	7,497	7,297
Loss from operations	(1,117)	(1,227)
Non-operating income (expenses):
Interest expense, net	(149)	(63)
Other income, net	65	168
Total non-operating income (expenses)	(84)	105
Loss before income taxes	(1,201)	(1,122)
Benefit (provision) for income taxes	(6)	90
Net loss	$(1,207)	$(1,032)
Loss per common share:
– basic	$(0.28)	$(0.24)
– diluted	$(0.28)	$(0.24)
Weighted average common shares
– basic	4,363,740	4,271,885
– diluted	4,363,740	4,271,885

Sonic Foundry, Inc.
Consolidated Adjusted EBITDA Reconciliation
(in thousands)
(Unaudited)

	Three Months Ended December 31,
	2015	2014

Net loss	$(1,207)	$(1,032)
Add:
Depreciation and amortization	536	561
Income tax expense	6	(90)
Interest expense	149	63
Stock-based compensation expense	334	317
Adjusted EBITDA	$(182)	$(181)

Sonic Foundry, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Three Months Ended December 31,
	2015	2014
Operating activities
Net loss	$(1,207)	$(1,032)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization of other intangibles	85	104
Amortization of software development costs	45	44
Amortization of product rights	31	31
Amortization of debt discount	18	—
Depreciation and amortization of property and equipment	394	382
Provision for doubtful accounts	(50)	—
Deferred taxes	6	15
Stock-based compensation expense related to stock options	334	317
Remeasurement gain on subordinated debt	(6)	(179)
Remeasurement gain on derivative liability	(62)	—
Changes in operating assets and liabilities:
Accounts receivable	3,426	1,044
Inventories	(152)	(223)
Prepaid expenses and other current assets	61	233
Accounts payable and accrued liabilities	(1,492)	(967)
Other long-term liabilities	(22)	(21)
Unearned revenue	(510)	(979)
Net cash provided by (used in) operating activities	899	(1,231)
Investing activities
Purchases of property and equipment	(77)	(109)
Net cash used in investing activities	(77)	(109)
Financing activities
Proceeds from notes payable	500	—
Proceeds from line of credit	2,300	—
Payments on notes payable	(447)	(550)
Payments on line of credit	(2,400)	—
Payment of debt issuance costs	(10)	—
Proceeds from issuance of common stock and warrants	—	625
Payments on capital lease and financing arrangements	(65)	(53)
Net cash provided by (used in) financing activities	(122)	22
Changes in cash and cash equivalents due to changes in foreign currency	(10)	(215)
Net increase (decrease) in cash and cash equivalents	690	(1,533)
Cash and cash equivalents at beginning of period	1,976	4,344
Cash and cash equivalents at end of period	$2,666	$2,811